

Mail Stop 3561

April 19, 2016

Via E-mail
Ms. Kathy N. Waller
Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re:** **The Coca-Cola Company**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-02217**

Dear Ms. Waller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Financial Statements

Note 2. Acquisitions and Divestitures
Divestitures
North American Refranchising, page 91

1. Your disclosure on page 92 indicates you expect to recover the intangible assets transferred to the bottlers under the comprehensive beverage agreements through future quarterly payments and since these payments are dependent on the bottlers' future gross profit in their territories, they are considered a form of contingent consideration. We also note that you have elected to account for the future contingent payments as a gain contingency, recognizing the amounts in the income statement only after the related contingencies are resolved and the gain is realized, which in these arrangements will be quarterly as the bottlers earn gross profit in the transferred territories. Given the

increasing materiality of these refranchising arrangements, in future filings, please revise the notes to your financial statements to disclose the amounts of contingent consideration received and earned under these refranchising arrangements during each period presented in your financial statements and explain where this contingent consideration has been classified in your consolidated statements of operations. Provide us your proposed disclosures. If you do not believe these amounts are material for disclosure, please provide quantified information in support of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining